Exhibit 10.35

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (the “Agreement”), dated May 26, 2021, is made and entered into by and between CENTURY THERAPEUTICS, INC., a Delaware corporation (the “Company”) and GREGORY RUSSOTTI (“Executive”), and will become effective on the first date that the Company’s common stock is traded on a national stock exchange or national market system (the “Effective Date”).

Introduction

WHEREAS, Executive is currently employed by the Company as its Chief Technology Officer in accordance with the terms and conditions of that certain offer letter by and between the Company and Executive dated June 30, 2019 (the “Prior Agreement”); and

WHEREAS, the parties desire to replace the Prior Agreement with this Agreement, effective as of the Effective Date.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

1.             Position. Executive will serve as the Chief Technology Officer of the Company and will report directly to the Chief Executive Officer of the Company or his or her delegate. In addition to performing the duties and responsibilities associated with that position, from time to time the Company may assign to Executive other duties and responsibilities reasonable and consistent with such position. Executive agrees to devote his full business time and best efforts to the performance of his duties and to the furtherance of the Company’s interests. Executive also agrees that during his employment with the Company, he will not engage in any other employment, consulting or business services without the written consent of the Company; provided, however, that without such consent, Executive may engage in charitable or public service, so long as such activities do not interfere with the performance of his duties and obligations to the Company.

2.             Term. Executive’s employment pursuant to this Agreement will commence on the Effective Date and will continue until terminated in accordance with Section 8 hereof. Notwithstanding the foregoing, if the Company’s common stock has not commenced trading on a national stock exchange or national market system on or prior to December 31, 2022, this Agreement shall be null and void.

3.             Place of Performance. Executive’s primary worksite will be as follows: (a) until the Company’s New Jersey manufacturing site opens, Executive will work at the Company’s principal executive offices (up to three days per week, on average, as requested by the Company) and remotely from home (for the remainder of his time), and (b) after the Company’s New Jersey manufacturing site opens, Executive will work primarily at that New Jersey manufacturing site. In addition, Executive may be required to travel from time to time for business purposes. Executive’s worksite assignment will be subject to change based on the Company’s business needs and other factors, including the Company’s assessment of the effectiveness of the arrangement, as determined by the Company in its sole discretion.

4.             Salary. This is a full-time exempt position. The Company will pay Executive a salary at an annual rate of $430,700 (“Base Salary”), payable in accordance with the Company’s standard payroll schedule and subject to applicable deductions and withholdings. The Base Salary shall be reviewed on an annual basis by the Compensation Committee (the “Committee”) of the Board of Directors (the "Board") and may be adjusted from time to time by the Committee.

5.            Annual Bonus. For each calendar year ending during his employment, Executive will have the opportunity to earn an annual bonus with a target amount of 40% of the Base Salary in effect at the end of the applicable year (the “Target Bonus”). The actual bonus payable to Executive, if any, with respect to any year may be more or less than the Target Bonus and will be determined by the Committee, in its sole discretion, based on the achievement of corporate and/or personal objectives established by the Committee. Except as otherwise provided herein or determined by the Committee, payment of any otherwise earned bonus will be conditioned on Executive’s continued service through the date that annual bonuses are paid to the Company’s executive officers generally with respect to the applicable year.

6.             Equity Incentives. Executive may receive additional equity awards, at times and on terms determined by the Committee in its discretion.

7.             Benefits; Business Expenses.

(a)           Executive shall be entitled to participate in Company benefit plans that are generally available to other employees of the Company of similar rank and tenure, in accordance with and subject to the terms and conditions of such plans, as in effect from time to time.

(b)           The Company will pay or reimburse Executive for all reasonable business expenses incurred or paid by Executive in the performance of his duties and responsibilities for the Company in accordance with the expense reimbursement policies of the Company, as may be amended from time to time.

8.             Termination.

(a)           Executive’s employment hereunder shall terminate on the earliest of: (i) on the date set forth in a written notice to Executive from the Board that Executive’s employment with the Company has been or will be terminated, (ii) on the date not less than 30 days following written notice from Executive to the Company that Executive is resigning from the Company, (iii) on the date of Executive’s death, or (iv) on the date set forth in a written notice to Executive from the Board that Executive’s employment is terminated on account of Executive’s Disability, as determined by the Board. Notwithstanding the foregoing, in the event that Executive gives notice of termination to the Company, the Company may unilaterally accelerate the date of termination and such acceleration shall not constitute a termination by the Company for purposes of this Agreement.

(b)           Upon cessation of Executive’s employment for any reason, unless otherwise consented to in writing by the Board, Executive will resign immediately from any and all officer, director and other positions Executive then holds with the Company and its affiliates and agrees to execute such documents as may be requested by the Company to confirm that resignation.

(c)           Upon any cessation of Executive’s employment with the Company, Executive will be entitled only to such compensation and benefits as described in Section 9 below.

(d)           Executive agrees that, following any cessation of his employment and subject to reimbursement of his reasonable expenses, he will cooperate with the Company and its counsel with respect to any matter (including litigation, investigations, or governmental proceedings) in which Executive was in any way involved during his employment with the Company. Executive agrees to render such cooperation in a timely manner on reasonable notice from the Company, provided the Company exercises reasonable efforts to limit and schedule the need for Executive’s cooperation so as not to materially interfere with his other professional obligations.

(e)           Executive agrees that, upon any cessation of his employment, he will deliver to the Company (and will not retain in his possession or control, or deliver to anyone else) all property and equipment of the Company, including without limitation (i) all keys, books, records, computer hardware, software, cellphones, access cards, credit cards and identification, and (ii) all other Company materials (including copies thereof), including without limitation any records, data, notes, reports, proposals, lists or correspondence.

(f)             Executive acknowledges that, pursuant to Section 4 of the Prior Agreement, he previously received a signing bonus in the gross amount of $100,000 (the “Signing Bonus”). Executive agrees that, upon a cessation of his employment due to a termination by the Company with Cause (as defined below) or resignation by Executive without Good Reason (as defined below), in either case, prior to February 17, 2022, Executive will repay the Signing Bonus to the Company within thirty (30) days of such date of termination as follows:

(i)               if such cessation of employment is due to a termination by the Company for Cause, then Executive will repay the entire gross amount of the Signing Bonus; or

(ii)              if such cessation of employment is due to a resignation by Executive without Good Reason, then Executive will repay a pro rata portion of the gross amount of the Signing Bonus calculated by multiplying (A) the quotient obtained by dividing (1) the number of days between Executive’s date of termination and February 17, 2022, by (2) 730, and (B) the Signing Bonus.

9.             Rights Upon Termination.

(a)            Termination without Cause or Resignation for Good Reason. If Executive’s employment by the Company ceases due to a termination by the Company without Cause or a resignation by Executive for Good Reason:

(i)             the Company shall pay to Executive all accrued and unpaid Base Salary through the date of such cessation of employment at the time such Base Salary would otherwise be paid according to the Company’s usual payroll practices;

(ii)            to the extent then unpaid, the Company shall pay to Executive the annual bonus (if any) earned with respect to the fiscal year ended immediately prior to the cessation of Executive’s employment;

(iii)           the Company shall make monthly severance payments equal to one-twelfth of Executive’s Base Salary as in effect immediately prior to such cessation of employment (or, if such cessation is due to the Good Reason described in clause (ii) of that definition, the Base Salary in effect immediately prior to such material diminution) for a period equal to the Severance Period;

(iv)         if Executive validly elects to receive continuation coverage under the Company’s group health plan (if any) pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), the Company shall reimburse Executive the applicable premium otherwise payable for COBRA continuation coverage for himself and his eligible dependents for the Severance Period, to the extent such premium exceeds the monthly amount charged to active similarly-situated employees of the Company for the same coverage; and

(v)           to the extent such cessation of employment occurs within three (3) months prior to or twelve (12) months following a Change in Control (as defined below), (x) the Company shall pay to Executive an amount equal to the Target Bonus, and (y) all outstanding equity awards that are subject to vesting solely based on the passage of time and Executive’s continued employment shall become vested upon the later of the date of Executive’s cessation of employment and the Change in Control.

Except as otherwise provided in this Section 9(a), all compensation and benefits will cease at the time of Executive’s cessation of employment and the Company will have no further liability or obligation by reason of such cessation of employment. The payments and benefits described in this Section 9(a) are in lieu of, and not in addition to, any other severance arrangement maintained by the Company. Notwithstanding any provision of this Agreement, the payments and benefits described in Section 9(a)(ii) - 9(a)(v) are conditioned on Executive’s execution and delivery to the Company and the expiration of all applicable statutory revocation periods, by the 60th day following the effective date of Executive’s cessation of employment, of a general release of claims against the Company and its affiliates (which shall have customary exclusions relating to Executive’s equity in the Company, any claims that Executive may have relating to accrued vested benefits under the Company’s benefit plans, subject to the terms and conditions of such plans, and any claims for indemnification in Executive’s role as an officer and director of the Company) in a form and manner satisfactory to the Company (the “Release”) and on Executive’s continued compliance with the provisions of the Proprietary Information and Assignment Agreement (defined below).

Subject to Section 10 below (to the extent applicable) and provided the Release requirement described above has been timely satisfied: (x) the payment described in Section 9(a)(ii) will be paid on the later of the sixty-fifth (65th) day following Executive’s cessation of employment (the “Settlement Date”), or the date such annual bonus would have otherwise been paid, absent Executive’s cessation of employment; (y) the payments described in Section 9(a)(iii) and 9(a)(iv) will commence to be paid on the Settlement Date, provided that the initial payment will include any payments that, but for the above-described timing rule, would have otherwise been paid since the date of Executive’s cessation of employment; and (z) the payment of an amount equal to the Target Bonus described in Section 9(a)(v) will be paid on the later of the Settlement Date or the tenth (10th) day following the Change in Control.

(b)           Other Terminations. If Executive’s employment with the Company ceases for any reason other than as described in Section 9(a) above (including but not limited to (i) termination by the Company for Cause, (ii) resignation by Executive without Good Reason, (iii) termination as a result of Executive’s Disability, or (iv) Executive’s death), then the Company’s obligation to Executive will be limited solely to the payment of accrued and unpaid Base Salary through the date of such cessation of employment. All compensation and benefits will cease at the time of such cessation of employment and, except as otherwise provided by COBRA, the Company will have no further liability or obligation by reason of such termination. The foregoing will not be construed to limit Executive’s right to payment or reimbursement for claims incurred prior to the date of such termination under any insurance contract funding an employee benefit plan, policy or arrangement of the Company in accordance with the terms of such insurance contract.

10.           Section 409A.

(a)           The parties intend for this Agreement to comply with or be exempt from Section 409A of the Code, and all provisions of this Agreement will be interpreted and applied accordingly. Nonetheless, the Company does not guaranty the tax treatment of any compensation payable to Executive.

(b)           Notwithstanding anything to the contrary in this Agreement, no portion of the benefits or payments to be made under Section 9(a) above will be payable until Executive has a “separation from service” from the Company within the meaning of Section 409A of the Code. In addition, to the extent compliance with the requirements of Treas. Reg. § 1.409A-3(i)(2) (or any successor provision) is necessary to avoid the application of an additional tax under Section 409A of the Code to payments due to Executive upon or following his “separation from service,” then notwithstanding any other provision of this Agreement (or any otherwise applicable plan, policy, agreement or arrangement), any such payments that are otherwise due within six months following Executive’s “separation from service” (taking into account the preceding sentence of this paragraph) will be deferred without interest and paid to Executive in a lump sum immediately following that six month period. This paragraph should not be construed to prevent the application of Treas. Reg. § 1.409A-1(b)(9)(iii) (or any successor provision) to amounts payable hereunder. For purposes of the application of Section 409A of the Code, each payment in a series of payments will be deemed a separate payment.

(c)           Notwithstanding anything in this Agreement to the contrary, to the extent an expense, reimbursement or in-kind benefit provided to Executive pursuant to this Agreement or otherwise constitutes a “deferral of compensation” within the meaning of Section 409A of the Code: (i) the amount of expenses eligible for reimbursement or in-kind benefits provided to Executive during any calendar year will not affect the amount of expenses eligible for reimbursement or in-kind benefits provided to Executive in any other calendar year, (ii) the reimbursements for expenses for which Executive is entitled to be reimbursed shall be made on or before the last day of the calendar year following the calendar year in which the applicable expense is incurred, and (iii) the right to payment or reimbursement or in-kind benefits hereunder may not be liquidated or exchanged for any other benefit.

11.           Section 280G. Notwithstanding any contrary provision of this Agreement (or any plan, policy, agreement or other arrangement covering Executive), if any payment, right or benefit paid, provided or due to Executive, whether pursuant to this Agreement or otherwise (each, a “Payment,” and collectively, the “Total Payments”), would subject Executive to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Total Payments will be reduced to the minimum extent necessary to avoid the imposition of the Excise Tax, but only if (i) the amount of such Total Payments, as so reduced, is greater than or equal to (ii) the amount of such Total Payments without reduction (in each case, determined on an after-tax basis). Any reduction of the Total Payments required by this paragraph will be implemented by determining the Parachute Ratio (as defined below) for each Payment and then by reducing the Payments in order, beginning with the Payment with the highest Parachute Ratio. For Payments with the same Parachute Ratio, later Payments will be reduced before earlier Payments. For Payments with the same Parachute Ratio and the same time of payment, each Payment will be reduced proportionately. For purposes of this paragraph, “Parachute Ratio” means a fraction, (x) the numerator of which is the value of the applicable Payment, as calculated for purposes of Section 280G of the Code, and (y) the denominator of which is the economic value of the applicable Payment.

12.           Certain Definitions. For purposes of this Agreement:

(a)           “Cause” means (i) conduct by Executive constituting a material act of misconduct in connection with the performance of Executive’s duties, including, without limitation, a material misappropriation of funds or property of the Company or any of its subsidiaries or affiliates; (ii) the commission by Executive of any felony or a misdemeanor involving moral turpitude, deceit, dishonesty or fraud, or any conduct by Executive that would reasonably be expected to result in material injury or reputational harm to the Company or any of its subsidiaries and affiliates; (iii) continued material non-performance by Executive of his duties hereunder (other than by reason of Executive’s physical or mental illness, incapacity or disability) which has continued for more than 10 days following written notice of such non-performance from the Board; (iv) a material breach by Executive of the Proprietary Information and Assignment Agreement (defined below), any other agreement with the Company or its affiliates, or of any duty owed to the Company or its affiliates, which breach is not cured (if curable) within 10 days after the delivery of written notice thereof; (v) a material violation by Executive of the Company’s written employment policies, including policies prohibiting sexual harassment, which violation is not cured (if curable) within 10 days after the delivery of written notice thereof; (vi) alcohol abuse or use of controlled substances (other than prescription drugs taken in accordance with a physician’s prescription); or (vii) failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by the Company to cooperate, or the willful destruction or failure to preserve documents or other materials known to be relevant to such investigation or the inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigation. For avoidance of doubt, a termination of Executive’s employment due to his Disability will not constitute a termination without Cause.

(b)           “Change in Control” shall mean the occurrence of a “change in control event” with respect to the Company, within the meaning of Treas. Reg. § 1.409A-3(i)(5)(i).

(c)           “Code” means the Internal Revenue Code of 1986, as amended.

(d)           “Disability” means a condition entitling Executive to benefits under the Company’s long term disability plan, policy or arrangement; provided, however, that if no such plan, policy or arrangement is then maintained by the Company and applicable to Executive, “Disability” will mean Executive’s inability to perform his duties under this Agreement due to a mental or physical condition (other than alcohol or substance abuse) that can be expected to result in death or that can be expected to last (or has already lasted) for a continuous period of 90 days or more, or for 120 days in any 180 consecutive-day period. Termination as a result of a Disability will not be construed as a termination by the Company “without Cause.”

(e)            “Good Reason” means: (i) a material diminution in Executive’s title, responsibilities, authority or duties; (ii) a material diminution in Executive’s Base Salary, except for across-the-board salary reductions similarly affecting all or substantially all C-level executives of the Company; or (iii) the material breach of this Agreement by the Company; provided, however, that no such event will constitute Good Reason unless (x) Executive provides the Company with written objection to such event within 60 days after the initial occurrence thereof, (y) such event is not reversed or corrected by the Company within 30 days of its receipt of such written objection, and (z) Executive separates from service within 60 days following the expiration of that cure period.

(f)            “Severance Period” means nine (9) months. Notwithstanding the foregoing, with respect to a cessation of employment due to a termination by the Company without Cause or resignation by Executive for Good Reason that occurs (in either case) within three (3) months prior to a Change in Control or twelve (12) months following a Change in Control, “Severance Period” shall mean twelve (12) months.

13.           Company Policies. Executive will comply with all policies of the Company in effect from time to time, including (without limitation) policies regarding ethics, personal conduct, stock ownership, securities trading, clawback and hedging and pledging of securities.

14.           Indemnification. In addition to any rights to indemnification to which Executive may be entitled under the Company’s governing documents, the Company shall obtain and maintain an appropriate level of Directors and Officers Liability insurance coverage for Executive’s benefit on the same terms as applicable to other directors and C-level executives of the Company.

15.           Proprietary Information and Assignment Agreement. On the same date this Agreement is executed, Executive will execute the Proprietary Information and Assignment Agreement attached hereto as Exhibit A (the “Proprietary Information and Assignment Agreement”).

16.           No Conflicting Agreements. Executive represents and warrants that he is not a party to or otherwise bound by any agreement or restriction that could conflict with, or be violated by, the performance of his duties to the Company or his obligations under this Agreement. Executive will not use or misappropriate any intellectual property, trade secrets or confidential information belonging to any third party.

17.           Taxes. All compensation payable to Executive are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law. Executive hereby acknowledges that the Company does not have a duty to design its compensation policies in a manner that minimizes Executive’s tax liabilities, and Executive not make any claim against the Company or its board of directors related to tax liabilities arising from his compensation.

18.           Entire Agreement; Assignment; Amendment.

(a)           This Agreement, together with the Proprietary Information and Assignment Agreement, constitute the final and entire agreement of the parties with respect to the matters covered hereby and replace and supersede all prior agreements, discussions, negotiations, representations or understandings (whether written, oral or implied) relating to Executive’s employment by the Company, including without limitation the Prior Agreement.

(b)          The rights and obligations of Executive hereunder are personal and may not be assigned. The Company may assign this Agreement, and its rights and obligations hereunder, to any entity to which the Company transfers substantially all of its assets (or an affiliate thereof). Notwithstanding any other provision of this Agreement, any such assignment of this Agreement by the Company will not entitle Executive to severance benefits under Section 9(a) or otherwise, whether or not Executive accepts employment with the assignee.

(c)           This Agreement may be amended or modified only by a written instrument signed by a duly authorized officer of the Company and Executive.

19.           Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to its choice of law provisions.

20.           Arbitration. In the event of any dispute under the provisions of this Agreement or otherwise regarding Executive’s employment or compensation (other than a dispute in which the primary relief sought is an injunction or other equitable remedy, such as an action to enforce compliance with the Proprietary Information and Assignment Agreement), the parties shall be required to have the dispute, controversy or claim settled by arbitration in Philadelphia County, Commonwealth of Pennsylvania, in accordance with the National Rules for the Resolution of Employment Disputes then in effect of the American Arbitration Association (“AAA”), by one arbitrator mutually agreed upon by the parties (or, if no agreement can be reached within 30 days after names of potential arbitrators have been proposed by the AAA, then by one arbitrator having relevant experience who is chosen by the AAA). Any award or finding will be confidential. The arbitrator may not award attorneys’ fees to either party unless a statute or contract at issue specifically authorizes such an award. Any award entered by the arbitrators will be final, binding and non-appealable and judgment may be entered thereon by either party in accordance with applicable law in any court of competent jurisdiction. This arbitration provision will be specifically enforceable. Each party will be responsible for its own expenses relating to the conduct of the arbitration (including reasonable attorneys’ fees and expenses) and will share equally the fees of the arbitrator.

21.           Headings. The headings of the sections of this Agreement are inserted for convenience only and shall not the meaning of this Agreement.

22.           Notices. All notices, demands or other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered in person, by e-mail or fax, by United States mail, certified or registered with return receipt requested, or by a nationally recognized overnight courier service, or otherwise actually delivered: (a) if to Executive, at the most recent address contained in the Company’s personnel files; (b) if to the Company, to the attention of its Legal Department at the address of its principal executive office; or (c) or at such other address as may have been furnished by such person in writing to the other party. Any such notice, demand or communication shall be deemed given on the date given, if delivered in person, e-mailed or faxed, on the date received, if given by registered or certified mail, return receipt requested or by overnight delivery service, or three days after the date mailed, if otherwise given by first class mail, postage prepaid.

23.           Counterparts. This Agreement may be executed in separate counterparts, any one of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same Agreement.

[Signature Page Follows]

This Agreement has been executed and delivered on the date first above written.

CENTURY THERAPEUTICS, INC.

By:	/s/ Osvaldo Flores, Ph.D.
Name:	Osvaldo Flores, Ph.D.
Title:	President and Chief Executive Officer

EXECUTIVE

Hyam Levitsky, M.D.

By:	/s/ Gregory Russotti, Ph.D.
Name:	Gregory Russotti, Ph.D.

[Signature Page to Employment Agreement]